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Brent Schulkin

Founder/CEO at MoneyVoice

San Francisco Bay Area

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 MoneyVoice

 Stanford University

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 500+ connections

Experience



Founder & CEO

MoneyVoice

2015 – Present · 4 yrs

https://moneyvoice.com



Founder & General Partner

Rhyme Combinator

2015 – Present · 4 yrs

We are producing a theatrical hip hop musical about startups.

It started with four startup founders doing freestyle hip hop just for fun. Then we wrote an album. Which became a musical. We did our first sold-out performance in 2016, fol... See more

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Founder & CEO

Carrotmob

Jan 2008 – Present · 11 yrs 3 mos

In a Carrotmob campaign, people spend money at a business, and in return, the business takes an action the people want.

Since organizing the 1st Carrotmob campaign in 2008 [See it: https://vimeo.com/9... See more

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Consultant

Consultant

May 2014 – Apr 2016 · 2 yrs

I did part-time consulting while recharging after my last startup. Sample work:

EIR at Parliament
... See more

Founder & CEO

The Spring

Jul 2013 – Mar 2014 · 9 mos
San Francisco Bay Area

https://www.JoinTheSpring.com
http://techcrunch.com/2013/10/29/the-spring/

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Education

Stanford University
BA, Communication, minor in Latin American Studies
1999 – 2003
Activities and Societies: President, Branner Hall (9/99 - 6/00)

Volunteer Experience

Volunteer & Advisor
Project Drawdown
2015 – 2016 • 1 yr
Environment

Project Drawdown (http://drawdown.org) is doing the most exciting climate solutions work I've seen. I started advising and helping out from the very early days. Volunteer work included supporting fundraising events, strategic advice on designing their interactive platform, and spending two weeks in France for COP21, sharing the Drawdown vision and building the Drawdown coalition.

Skills

Entrepreneurship

Sales

Community Organizing

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Recommendations

Received (19)   Given (14)

Angie Grainger CPA-PFS,CFP
#MoneyFinder
November 30, 2016, Angie managed Brent directly

Brent was a vital asset to helping us determine our needs when building a new software program. He was articulate, thoughtful, diligent and experienced. We were able to build a great team...and great software!

Troy Dayton
CEO at Marijuana Investment & Research Firm and Legalization Advocate (Hiring)
December 9, 2015, Troy managed Brent directly

Brent is a very detailed, thorough, and creative thinker. Those two qualities rarely come in the same person. He helped me on a number of different projects spanning a wide range of skill and knowledge areas for my company. I was very happy with his performance.

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